SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on December 29, 2005 filed by Company with the Comisión Nacional de Valores:

By letter dated December 29, 2005, the Company reported that executed a swap agreement with Mr. Nestor V. Cervera, Mr. Alberto R. Boggione and Inmobiliaria Cervera S.A. the amount of 3,580,886.47392 Convertible Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima, due in 2007, with face value of US$ 1 and an interest rate of 8%. These Convertible Notes were acquired by Mr. Nestor V. Cervera, Mr. Alberto R. Boggione and Inmobiliaria Cervera S.A. in an 82%, 4% and 14% respectively.

The transaction was made through Raymond James S.A. Sociedad de Bolsa, for a price of AR$ 7.20 per each Convertible Note.

If the conversion of the Convertible Notes and warrants permuted were made, it would result in a conversion for the amount of 13,140,868 shares with one vote each.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 2, 2006